July 17, 2025

Gus Garcia
Co-Chief Executive Officer
GSR IV Acquisition Corp.
5900 Balcones Drive, Suite 100
Austin, TX 78731

       Re: GSR IV Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted June 20, 2025
           CIK No.: 0002072404
Dear Gus Garcia:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover page

1. We note the reference to the dilution risk from the additional issuance of securities that may occur as a result of the conversion of certain loans. Please also discuss whether the other compensation to be paid and securities issued to the sponsor, its affiliates, and promoters may result in a material dilution of the
purchasers    equity
       interests. See Item 1602(a)(3) of Regulation S-K.
2. Please state whether the redemptions will be subject to any limitations. In this regard, we note your $5,000,001 net tangible asset requirement and the redemption limitation for shareholders holding more than 15% of the shares sold in the offering. See Item
       1602(a)(2) of Regulation S-K.
 July 17, 2025
Page 2
3. Please revise to explain the first time the term is used on your cover page that your
       "permitted withdrawals" include the ability to use interest earned on the funds in your trust account for working capital requirements.
Summary, page 1

4. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.
5.     We refer to your disclosure in Note 4 on page F-13 regarding the anti-dilution
       adjustments that may result in the issuance of additional securities to the sponsor, its affiliates and promoters in connection with the conversion of founder shares to Class
       A shares in order to maintain the number of founder shares at 20%. Please revise to describe such anti-dilution adjustments on the cover page, here, and in the tabular disclosure on page 6. State whether and the extent to which these securities issuances
       may result in a material dilution of the purchaser   s equity interests,
as required by
       Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.
6. Please revise your tabular disclosures starting on pages 7 and 96 to also discuss the lock-up agreement you have with your underwriter, as referenced in your disclosures, such as on page 167, and expand on your reference to your sponsor members to disclose the natural persons and entities subject to the transfer restrictions. Refer to
       Item 1603(a)(9) of Regulation S-K.
7. We note your various disclosures that if you seek shareholder approval of your initial business combination, GSR Sponsor, your directors, officers, advisors or any of their affiliates may purchase public shares or rights in privately negotiated transactions or in the open market either prior to or following the completion of your initial business combination, and your reference to compliance with Tender Offers and Schedules
       CD&I 166.01. However, we also note your statement on page 106 that the purpose of such a transaction could be to vote in favor of the business combination and your disclosure on page 43 indicating that the price could be different than the redemption price. To the extent applicable, please revise to reconcile your disclosures, or advise.
Additional Disclosures, page 10

8. You state here and elsewhere that you are not aware of any fiduciary duties or contractual obligations of your officers or directors that will materially affect your ability to complete your initial business combination, because the only special purpose acquisition company that one of your directors is also a director of has already identified a business combination target. However, we note that in addition to GSR III
       Acquisition Corp., Mr. Silberman is also a director of Chain Bridge I, which appears to have terminated its agreement with its prior business combination target. Please revise your disclosures as appropriate to discuss this conflict, or advise.
Founder shares, page 17

9. You state here and elsewhere in your prospectus that in addition to the founder shares, you would need 28.2% of the public shares to approve an initial business combination, and that if only the minimum number of shares representing a quorum
       are voted, you would only need one public share. Please explain to us these calculations. In this regard, for example, we note your statement that a quorum is
 July 17, 2025
Page 3

       present if one-third of the outstanding shares are represented. Manner of conducting redemptions, page 24

10. You state on page 26 and elsewhere in your prospectus that you will not consummate a business combination unless you have net tangible assets of "at least $5,000,001,"
       but that this amount is "less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses." We also note your other disclosures indicating that you will only consummate a business combination if your net tangible assets will be at least $5,000,001, and that your risk factor on page 53 states that you do not have a maximum redemption threshold. Please revise to reconcile or otherwise clarify your disclosures.
Conflicts of interest, page 31

11. Please expand your discussion in this section to discuss the conflict arising from the sponsor and management's ownership of the founder shares, including that the founder shares and rights will be worthless if the SPAC does not complete an initial business combination within the allotted time.
Risk Factors, page 38

12. We note numerous exceptions to the transfer restrictions in the table on page 8. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or all or any portion of its membership interests in the sponsor. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.
13.    Where you disclose the risk that you may be considered to be operating as
       an unregistered investment company, please confirm that if your facts
and
       circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
The ability of our public shareholders to redeem their shares for cash..., page
39

14. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation
       Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
Our rights agreement will designate the courts of the State of New York..., page 65

15. We note that your forum selection provision identifies the courts of the State of
       New York or the United States District Court for the Southern District of New York
 July 17, 2025
Page 4

       as the exclusive forum for certain litigation, arising out of or relating in any way to the rights agreement. Please disclose whether this provision applies to actions arising under the Securities Act. If so, please state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Use of Proceeds, page 78

16. We note use of net proceeds not held in the trust account of $350,000 for office space and staffing support, which represents approximately 6 months of payments at the rate of $55,556 per month pursuant to the proposed Administrative Services Agreement.
       Given that you have 18 months to complete the initial business combination, please advise why you have not included costs assuming you continue for that period of time and how you expect to cover those costs if not from proceeds held outside the trust. To the extent you intend to use interest earned on the funds held in the trust account to fund your expenses, please revise this section to reflect such intention. In this regard, we refer to your disclosure on page 138.
Management, page 123

17. You state that your board is classified into three classes and that it will consist of six directors. Please update the table on page 123 to disclose the directors and to specify which directors belong to each class. In addition, please revise your disclosure to clarify the business experience, principal occupations, and employment of each director and executive officer during the past five years. Refer to Item 401(e) of
       Regulation S-K.
        Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Steven B. Stokdyk, Esq.